FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

HSBC Holdings plc (the "Company") intends to issue US$2,250,000,000 6.375% Perpetual Subordinated Contingent Convertible Securities (Callable March 2025 and Every Five Years Thereafter) (ISIN US404280AT69) (the "Securities") on 30 March 2015 (the "Issue Date").

The Securities are expected to be admitted to the Official List and to trading on the Global Exchange Market of the Irish Stock Exchange within 30 days of the Issue Date. The denominations of the Securities will be US$200,000 and integral multiples of US$1,000 in excess thereof.

The Securities are issued pursuant to an indenture dated 1 August 2014 (as supplemented and amended from time to time), as supplemented and amended by a third supplemental indenture (the "Securities Indenture"), which is expected to be entered into on the Issue Date. The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement (including a prospectus dated 2 March 2014 (the "Base Prospectus")) and a prospectus supplement dated 23 March 2015 (the "Prospectus Supplement") in connection with the offering of the Securities. Descriptions of the terms of the Securities are qualified in their entirety by the Base Prospectus and the Prospectus Supplement, each of which is available on the SEC's website at http://www.sec.gov.

Subscription

Placing agents

HSBC Securities (USA) Inc. (the "Sole Structuring Adviser and Book Running Manager")

BBVA Securities Inc
BNP Paribas Securities Corp.
Bank of Communications Co., Ltd. Hong Kong Branch
CCB International Capital Limited
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Commerz Markets LLC
Lloyds Securities Inc.
Morgan Stanley & Co. LLC
Natixis Securities Americas LLC
Scotia Capital (USA) Inc.
Société Générale
UBS Securities LLC
UniCredit Capital Markets LLC

(the "Joint Lead Managers")

Emirates NBD Capital Limited
First Gulf Bank P.J.S.C.
Mizuho Securities USA Inc.
Mitsubishi UFJ Securities (USA), Inc.
nabSecurities, LLC
National Bank of Abu Dhabi PJSC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
The Williams Capital Group, L.P.
Wells Fargo Securities, LLC

(together with the Sole Structuring Adviser and Book Running Manager and the Joint Lead Managers, the "Underwriters")

Securities Terms Agreement

The Company and the Securities Sole Structuring Adviser and Book-Running Manager (on behalf of the Securities Managers) have entered into a Terms Agreement (which incorporates by reference an Underwriting Agreement - Standard Provisions) dated as of 23 March 2015 in relation to the Securities (the "Securities Terms Agreement"). Pursuant to the Securities Terms Agreement and subject to fulfilment of the conditions set out below in the section headed "Conditions precedent to the purchase", the Securities Managers have agreed severally and not jointly to purchase the respective amounts of Securities set forth in Schedule II of the Securities Terms Agreement, to be issued by the Company on the Issue Date in an aggregate principal amount of US$2,250,000,000.

The Company has agreed to grant to the Sole Structuring Adviser and Book Running Manager, on behalf of the Underwriters, an option to purchase up to an additional US$225,000,000 principal amount of Securities (the "Over-allotment Securities") at the initial public offering price solely to cover over-allotments, if any.  This over-allotment option is exercisable once only, in whole or in part, prior to the Issue Date. If any Over-allotment Securities are purchased, the Underwriters will severally purchase such Over-allotment Securities in approximately the same proportion as set forth in Schedule II of the Securities Terms Agreement. Over-allotment Securities issued or sold under the option will be issued and sold on the same terms and conditions as the Securities.

Conditions precedent to the purchase

The Securities Managers' obligations to purchase and pay for the Securities on the Issue Date are subject to the satisfaction of a number of conditions as of the time of payment of the Securities (the "Closing Time"), including:

(a)  the absence of any stop order suspending the effectiveness of the Company's registration statement on Form F-3 (or pending or contemplated proceeding for such purpose);
(b)  the absence of any material adverse change in the financial condition, earnings or general affairs of the Company and its subsidiaries;
(c)  the Company's compliance in all material respects with all agreements, and satisfaction of all conditions, pursuant to the Securities Terms Agreement and the Securities Indentures;
(d)  the accuracy in all material respects of the representations and warranties of the Company contained in the Securities Terms Agreement as of the Closing Time;
(e)  the absence of a downgrade in the rating accorded to the Securities by certain rating agencies;
(f)   the absence of any change in US or UK taxation directly and materially adversely affecting US purchasers of the Securities or the imposition of exchange controls by the United States or the United Kingdom directly and materially affecting the Company's ability to pay interest or dividends in US dollars; and
(g)  the timely filing of certain required disclosure documents with the SEC.

Subscribers

The Company intends to offer and sell the Securities to no less than six independent placees (who will be independent individual, corporate and/or institutional investors).  To the best of the Directors' knowledge, information and belief, save as described in the immediately following sentence, each of the placees (and their respective ultimate beneficial owners) will be third parties independent of the Company and are not connected with the Company and its connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "SEHK") (the "Hong Kong Listing Rules")). Pursuant to a waiver granted by the SEHK from strict compliance with certain requirements of the Hong Kong Listing Rules (which waiver is described in an announcement by the Company dated 20 March 2015 and which is available on the Company's website), the Sole Structuring Adviser and Book Running Manager and HSBC Bank plc may hold Securities from time to time for the purposes of market-making transactions.

Principal terms of the Securities

The principal terms of the Securities are summarised as follows:

Issuer	The Company

Aggregate principal amount	US$2,250,000,000 (or up to US$2,475,000,000 if the Underwriters' over-allotment option is exercised in full)

Maturity date	Perpetual

Issue price	100 per cent. of the aggregate principal amount

Interest
Interest on the Securities will be a rate per annum equal to (i) 6.375%, from (and including) the Issue Date to (but excluding) 30 March 2025 and (ii) the sum of 4.368% and the applicable Mid-Market Swap Rate on the relevant Reset Determination Date, from (and including) each Reset Date to (but excluding) the immediately following Reset Date.

The "Mid-Market Swap Rate" means the rate for US dollar swaps with a five-year term commencing on the relevant Reset Date which appears on Bloomberg page "ISDA 01" (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) (the "relevant screen page") as at approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date, all as determined by the calculation agent.

Reset Date & Reset Determination Date	30 March 2025 and each fifth anniversary date thereafter. The "Reset Determination Dates" shall be the second business day immediately preceding a Reset Date.

Interest payment dates	Semi-annual on each 30 March and 30 September, commencing 30 September 2015 subject to cancellation or deemed cancellation as described in the Prospectus Supplement.

Interest cancellation
The Company will have sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date.

In addition, the terms of the Securities restrict the Company from making interest payments in certain circumstances, including where the Company would not be solvent at the time of such interest payment, in which case the interest payment will be deemed to have been cancelled.

Automatic Conversion
If a Capital Adequacy Trigger Event occurs, then an Automatic Conversion will occur without delay (but no later than one month following the date on which it is determined such Capital Adequacy Trigger Event has occurred).

An "Automatic Conversion" is the irrevocable and automatic release of all of the Company's obligations under the Securities in consideration of the Company's issuance of the Conversion Shares to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) (on behalf of the securityholders) on the date on which the Automatic Conversion will take place, or has taken place, as applicable (such date, the "Conversion Date"), all in accordance with the terms of the Securities and the Securities Indenture.

After a Capital Adequacy Trigger Event, subject to certain conditions, the Company expects the Conversion Shares Depository to deliver to the securityholders on the settlement date (as determined pursuant to the terms of the Securities Indenture) either (i) Conversion Shares or (ii) if the Company elects, in its sole and absolute discretion, that a Conversion Shares Offer be made, the Conversion Shares Offer Consideration.

"Conversion Shares Depository" means a financial institution, trust company, depository entity, nominee entity or similar entity to be appointed by the Company on or prior to any date when a function ascribed to the Conversion Shares Depository in the Securities Indenture, is required to be performed, to perform such functions and which, as a condition of such appointment, such entity will be required to undertake, for the benefit of the securityholders, to hold the Conversion Shares (and any Conversion Shares Offer Consideration) on behalf of such securityholders in one or more segregated accounts, unless otherwise required for the purposes of the Conversion Shares Offer and, in any event, on terms consistent with the Securities Indenture.

Conversion Shares & Conversion Price
"Conversion Shares" means the Company's ordinary shares (the "Ordinary Shares") to be issued to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) following an Automatic Conversion, which Ordinary Shares will be in such number as is determined by dividing the aggregate principal amount of the Securities outstanding immediately prior to the Conversion Date by the Conversion Price rounded down, if necessary, to the nearest whole number of ordinary shares.

The "Conversion Price" is fixed initially at US$4.03488 and is subject to certain anti-dilution adjustments as described below.

Assuming that there is no adjustment to the Conversion Price, the maximum number of Ordinary Shares that may be issued upon an Automatic Conversion is 557,637,401 (or up to 613,401,142 Ordinary Shares if the Underwriters' over-allotment option is exercised in full).

Ranking of Conversion Shares:
The Conversion Shares issued following an Automatic Conversion will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the Conversion Date, except in any such case for any right excluded by mandatory provisions of applicable law, and except that the Conversion Shares so issued will not rank for (or, as the case may be, the relevant securityholder will not be entitled to receive) any rights, distributions or payments, the entitlement to which falls prior to the Conversion Date.

Capital Adequacy Trigger Event
A "Capital Adequacy Trigger Event" shall occur if the end-point CET1 Ratio is less than 7.0% as of any business day on which the Company calculates the end-point CET1 Ratio.

"end-point CET1 Ratio" means, as at any date, the ratio of CET1 Capital to the Risk Weighted Assets, in each case as of such date, expressed as a percentage.

"CET1 Capital" means, as of any date, the sum, expressed in US dollars, of all amounts that constitute common equity Tier 1 capital of HSBC Holdings together with its subsidiary undertakings (the "HSBC Group") as of such date, less any deductions from common equity Tier 1 capital required to be made as of such date, in each case as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR in accordance with the Relevant Rules applicable to the Company as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term "common equity Tier 1 capital" will have the meaning assigned to such term in CRD IV (as the same may be amended or replaced from time to time) as interpreted and applied in accordance with the Relevant Rules then applicable to the HSBC Group or by the PRA (or any successor entity primarily responsible for the Company's prudential supervision) (the "Relevant Regulator").

"Risk Weighted Assets" means, as of any date, the aggregate amount, expressed in US dollars, of the risk weighted assets of the HSBC Group as of such date, as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR in accordance with the Relevant Rules applicable to the Company as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term "risk weighted assets" means the risk weighted assets or total risk exposure amount, as calculated by the Company in accordance with the Relevant Rules.

"CRD IV" means, taken together, (i) the CRR, (ii) the CRD and (iii) the Capital Instruments Regulations.

"CRR" means regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No 648/2012, and any successor regulation.

"CRD" means Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, and any successor directive.

"Capital Instruments Regulations" means any regulatory capital rules, regulations or standards which are in the future applicable to the Company (on a solo or consolidated basis and including any implementation thereof or supplement thereto by the UK Prudential Regulation Authority (or any successor entity) (the "PRA") from time to time) and which lay down the requirements to be fulfilled by financial instruments for inclusion in the Company's regulatory capital (on a solo or consolidated basis) as required by (i) the CRR and/or (ii) the CRD, including (for the avoidance of doubt) any regulatory technical standards and implementing technical standards issued by the European Banking Authority.

"Relevant Rules" means, at any time, the laws, regulations, requirements, guidelines and policies relating to capital adequacy (including, without limitation, as to leverage) then in effect in the United Kingdom including, without limitation to the generality of the foregoing, any delegated or implementing acts (such as regulatory technical standards) adopted by the European Commission and any regulations, requirements, guidelines and policies relating to capital adequacy adopted by the Relevant Regulator from time to time (whether or not such requirement, guidelines or policies are applied generally or specifically to the Company or to the Company and any of the Company's holding or subsidiary companies or any subsidiary of any such holding company).

Conversion Shares Offer
The Company may elect, at its sole and absolute discretion, that the Conversion Shares Depository make an offer of all or some of the Conversion Shares issued in connection with the Securities to all or some of the Company's ordinary shareholders at a cash price per Conversion Share equal to the Conversion Shares Offer Price, subject to certain conditions.

The "Conversion Shares Offer Price" is fixed initially at £2.70 and is subject to certain anti-dilution adjustments as described below.

Conversion Shares Offer Consideration
"Conversion Shares Offer Consideration" means in respect of each Security (i) if all the Conversion Shares are sold in the Conversion Shares Offer, the pro rata share of the cash proceeds from such sale attributable to such Security converted from sterling (or any such other currency in which the Ordinary Shares are denominated) into US dollars at the prevailing rate (as calculated pursuant to the Securities Indenture) as of the date that is three Depository Business Days prior to the relevant settlement date as determined by the Conversion Shares Depository (less the pro rata share of any foreign exchange transaction costs) (the "pro rata cash component"), (ii) if some but not all of the Conversion Shares are sold in the Conversion Shares Offer, (x) the pro rata cash component and (y) the pro rata share of the Conversion Shares not sold pursuant to the Conversion Shares Offer attributable to such Security rounded down to the nearest whole number of Conversion Shares, and (iii) if no Conversion Shares are sold in a Conversion Shares Offer, the relevant Conversion Shares attributable to such Security rounded down to the nearest whole number of Conversion Shares, subject in the case of (i) and (ii)(x) above to deduction from any such cash proceeds of an amount equal to the pro rata share of any stamp duty, stamp duty reserve tax, or any other capital, issue, transfer, registration, financial transaction or documentary tax that may arise or be paid as a consequence of the transfer of any interest in the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) in order for the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) to conduct the Conversion Shares Offer.

"Depository Business Day" means a day on which the Conversion Shares Depository is open for general business.

Adjustments to the Conversion Price and the Conversion Shares Offer Price
The Conversion Price and Conversion Shares Offer Price will be adjusted upon the occurrence of the following events: (i) a consolidation, reclassification or subdivision of the Ordinary Shares, (ii) an issuance of Ordinary Shares in certain circumstances by way of capitalisation of profits or reserves, (iii) certain issues of rights for the Ordinary Shares, (iv) an Extraordinary Dividend or (v) a Qualifying Takeover Event, in each case only in the situations and to the extent provided in the Securities Indenture.

Adjustments are not required for every corporate or other event that may affect the market price of the Conversion Shares and an Independent Financial Adviser may make modifications as it determines to be appropriate.

Optional Redemption
The Securities may be redeemed in whole (but not in part) at the option of the Company in its sole discretion on any Reset Date at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled).

Special Event Redemption
The Securities may be redeemed in whole (but not in part) at the option of the Company upon the occurrence of a Tax Event or a Regulatory Event, subject to certain conditions described in the Securities Indenture. In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled).

A "Tax Event" shall be deemed to have occurred if at any time the Company determines that certain detrimental tax events have occurred (as specified in the Securities Indenture) as a result of a change in, or amendment to, the laws of the United Kingdom or any UK political subdivision or authority thereof or therein that has the power to tax (a "taxing jurisdiction"), including any treaty to which the relevant taxing jurisdiction is a party, or a change in an official application or interpretation of those laws or regulations on or after the Issue date, including a decision of any court or tribunal that becomes effective on or after the Issue Date.

A "Regulatory Event" shall be deemed to have occurred if the Company determines, at any time after the Issue Date, there is a change in the regulatory classification of the Securities that results or will result in either (i) their exclusion in whole from the HSBC Group's regulatory capital; or (ii) reclassification in whole as a form of the HSBC Group's regulatory capital that is lower than additional Tier 1 capital.

Agreement with Respect to the Exercise of UK Bail-in Power
By its acquisition of the Securities, each securityholder (including each beneficial owner) will acknowledge, agree to be bound by and consent to the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Securities and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Securities into shares or other securities or other obligations of the Company or another person, including by means of an amendment or modification to the terms of the Securities Indenture or of the Securities to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power. Each securityholder (including each beneficial owner) also will acknowledge and agree that (i) no repayment of the principal amount of the Securities or payment of interest on the Securities will become due and payable after the exercise of any UK bail-in power by the relevant UK resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by the Company under the laws and regulations of the United Kingdom and the European Union applicable to HSBC; and (ii) the rights of such securityholder (or beneficial owner) are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any UK bail-in power by the relevant UK resolution authority. Moreover, each securityholder (including each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Securities.

For these purposes, a "UK bail-in power" is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of credit institutions, banks, banking companies, investment firms and their parent undertakings incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Company or other members of the HSBC Group, including but not limited to the UK Banking Act 2009, as the same may be amended from time to time (whether pursuant to the UK Financial Services (Banking Reform) Act 2013 or otherwise), and any laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of Directive 2014/59/EU, or any other European Union directive or regulation, of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions, banks, banking companies, investment firms and their parent undertakings, pursuant to which obligations of a credit institution, bank, banking company, investment firm, its parent undertaking or any of its affiliates can be cancelled, written down and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the "relevant UK resolution authority" is to any authority with the ability to exercise a UK bail-in power (including, without limitation, Her Majesty's Treasury, the Bank of England, the Prudential Regulation Authority or the Financial Conduct Authority)).

Transfers after suspension date
On the suspension date (as determined pursuant to the terms of the Securities Indenture and which will be no later than 38 business days after the delivery of the Company's notice to DTC specifying whether to conduct the Conversion Shares Offer), the Depository Trust Company ("DTC") will block all positions relating to the Securities, which will suspend all clearance and settlement of transactions in the Securities through DTC. As a result, the securityholders will not be able to settle the transfer of any Securities through DTC following the suspension date, and any sale or other transfer of the Securities that a securityholder may have initiated prior to the suspension date that is scheduled to settle after the suspension date will be rejected by DTC and will not be settled through DTC.

Form & Denominations
The Securities will be issued in the form of one or more global securities registered in the name of the nominee for, and deposited with, DTC.

The denominations of the Securities will be US$200,000 and integral multiples of US$1,000 in excess thereof.

Status
The Securities will constitute the Company's direct, unsecured and subordinated obligations, ranking equally without any preference among themselves. The Securities will be subordinated to the claims of Senior Creditors.
"Senior Creditors" means the Company's creditors (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated to the claims of the Company's unsubordinated creditors but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of  the Company's other creditors, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the securityholders in a winding-up occurring prior to a Capital Adequacy Trigger Event. For the avoidance of doubt, holders of any of  the Company's existing or future Tier 2 capital instruments will be Senior Creditors.

Listing	Application has been made to The Irish Stock Exchange plc for the Securities to be admitted to the Official List and to trading on Global Exchange Market.

Waiver granted by the SEHK and specific mandate for the issuance of the Securities

The Company announced on 24 March 2014 that it had applied for, and the SEHK had granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company was permitted to seek (and, if approved, utilise) an authority (the "2014 Mandate") to issue contingent convertible securities ("CCSs") (and to allot Ordinary Shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital.

At the 2014 annual general meeting of the Company, the shareholders of the Company approved the 2014 Mandate allowing the Company to allot Ordinary Shares or rights to subscribe for Ordinary Shares to persons other than existing shareholders in connection with the issue of CCSs up to an aggregate nominal amount of US$2,250,000,000, equivalent to approximately 24 per cent of the Company's issued ordinary share capital as of the date of this announcement.  The 2014 Mandate is effective until the Company's annual general meeting in 2015 or the close of business on 30 June 2015, whichever is the earlier, and is in addition to any general mandate granted by the shareholders at any annual general meeting of the Company to allot Ordinary Shares (for example, in the 2014 annual general meeting, the Company sought, and received from shareholders, a separate authority to allot new Ordinary Shares (or rights to Ordinary Shares) of up to an aggregate nominal amount of US$6,288,073,480, representing two-thirds of the Company's issued ordinary share capital in total as at 14 March 2014, subject to certain limitations as described in the notice of the 2014 annual general meeting of the Company dated 25 March 2014).  For further details, please refer to the notice of the 2014 annual general meeting of the Company dated 25 March 2014 and the announcement of the Company dated 23 May 2014 disclosing the poll results of such meeting.

As of the date of this announcement, the aggregate nominal amount of the Ordinary Shares which may be issued upon conversion of all the CCSs issued by the Company prior to the date of this announcement pursuant to and out of the 2014 Mandate (assuming there is no adjustment to the conversion price) is US$652,675,515.50, with a remaining headroom in the 2014 Mandate of US$1,597,324,484.50. Assuming that there is no adjustment to the conversion price for the Securities, the aggregate nominal amount of the Ordinary Shares which may be issued upon conversion of all the Securities is US$278,818,700.50 (or up to US$306,700,571 if the Underwriters' over-allotment option is exercised in full). Accordingly, the Securities are being issued pursuant to and out of the 2014 Mandate and the issuance of the Securities is not subject to approval by the shareholders of the Company.

Application for listing

If a Capital Adequacy Trigger Event occurs, and Ordinary Shares are issued pursuant to the conversion of the Securities, application will be made by the Company to the UK Listing Authority and to the London Stock Exchange for the Ordinary Shares to be admitted to the Official List and to trading respectively, to the SEHK for the listing of, and permission to deal in, the Ordinary Shares, and to the New York, Paris and Bermuda stock exchanges for listing of the Ordinary Shares.

Reasons for the issuance of the Securities and use of proceeds

The Company intends to use the net proceeds from the sale of the Securities for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV.

The aggregate gross proceeds from the issuance of the Securities are expected to be US$2,250,000,000 (or up to US$2,475,000,000 if the Underwriters' over-allotment option is exercised in full). The net proceeds from the issuance of the Securities, after the deduction of the commission to the Securities Managers, are expected to be US$2,227,500,000 (or up to US$2,450,250,000 if the Underwriters' over-allotment option is exercised in full).

Fund raising activities in the past twelve months

The Company has not carried out any issue of equity securities during the 12 months immediately preceding the date of this announcement, save and except:

(1) the issue of Ordinary Shares by the Company pursuant to the Scrip Dividend Scheme;
(2) the Issuances of Ordinary Shares to Employees;

(3)        the issue of the EUR1,500,000,000 5.25% Perpetual Subordinated Contingent Convertible Securities as disclosed in the announcement of the Company dated 16 September 2014. The proceeds for such securities were               intended to be used for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV, and they have been applied in full as intended; and

(4)        the issue of the US$2,250,000,000 6.375% Perpetual Subordinated Contingent Convertible Securities and the US$1,500,000,000 5.625% Perpetual Subordinated Contingent Convertible Securities, each as disclosed in the              announcement of the Company dated 15 September 2014.  The proceeds for such securities were intended to be used for general corporate purposes and to further strengthen the Company's capital base pursuant to              requirements under CRD IV, and they have been applied in full as intended.

For these purposes, "Scrip Dividend Scheme" means the scrip alternative scheme of the Company for shareholders of the Company to elect to receive dividends wholly or partly in the form of new fully-paid Ordinary Shares instead of in cash, and "Issuances of Ordinary Shares to Employees" means the issuances by the Company of Ordinary Shares to certain of its directors and employees pursuant to or in connection with the grant of share awards, share option schemes, or share saving schemes of the Company.

Effects on shareholding structure of the Company

In the event an Automatic Conversion occurs:

(1)        assuming full conversion of the Securities (but assuming none of the Over-allotment Securities are issued) at the initial Conversion Price takes place, the Securities will be convertible into approximately 557,637,401 Ordinary              Shares representing, as at the date of this announcement, approximately 2.89 per cent. of the issued share capital of the Company and approximately 2.81 per cent of the issued share capital of the Company as enlarged by             the issue of such Conversion Shares; or

(2)        assuming full conversion of the Securities (and assuming all of the Over-allotment Securities are issued) at the initial Conversion Price takes place, the Securities (including all Over-allotment Securities) will be convertible             into approximately 613,401,142 Ordinary Shares representing, as of the date of this announcement, approximately 3.18 per cent. of the issued share capital of the Company and approximately 3.08 per cent of the issued share             capital of the Company as enlarged by the issue of such Conversion Shares.

The Conversion Shares issued following an Automatic Conversion will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the Conversion Date, except in any such case for any right excluded by mandatory provisions of applicable law, and except that the Conversion Shares so issued will not rank for (or, as the case may be, the relevant securityholder will not be entitled to receive) any rights, distributions or payments, the entitlement to which falls prior to the Conversion Date.

The following table summarises the potential effects on the shareholding structure of the Company as a result of the issuance of the Securities and the Over-allotment Securities (by reference to the information on shareholdings as at 20 March 2015 (being the latest practicable date prior to the release of this announcement) and in each case assuming: (a) full conversion of the Securities, assuming  no Over-allotment Securities have been issued; and (b) full conversion of the Securities, assuming all Over-allotment Securities have been issued):

	As at 20 March 2015		(a) Assuming the Securities (excluding the Over-allotment Securities) are fully converted into Ordinary Shares at the initial Conversion Price		(b) Assuming the Securities (including all Over-allotment Securities) are fully converted into Ordinary Shares at the initial Conversion Price
Name of Shareholders	Number of Ordinary Shares	% of total issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares

JPMorgan Chase & Co. Note 1	894,580,175	4.64%	894,580,175	4.51%	894,580,175	4.50%
BlackRock, Inc. Note 2	1,252,137,457	6.50%	1,252,137,457	6.31%	1,252,137,457	6.30%

Subscribers of the Securities	0	0%	557,637,401	2.81%	613,401,142	3.08%
Other public Shareholders	17,128,987,637	88.86%	17,128,987,637	86.36%	17,128,987,637	86.12%
Total Issued Ordinary Shares	19,275,705,269	100.00%	19,833,342,670	100.00%	19,889,106,411	100.00%

Note:

1. Based on a disclosure of interest filing made by JPMorgan Chase & Co. on 12 March 2015, as per the long position as at 9 March 2015.
2. Based on a disclosure of interest filing made by BlackRock, Inc. on 10 March 2015, as per the long position as at 6 March 2015.

3.          The information in the above table is for illustrative purposes only, and it only shows the potential effects on the shareholding structure of the Company in connection with the Securities (but not any other securities              issued or to be issued by the Company).

Enquiries:

Investor enquiries to:

UK          Hong Kong       USA

+44 (0)20 7991 3643    +852 2822 4908                     +1 224 880 8008

Media enquiries to:

Heidi Ashley                          +44 (0) 20 7992 2045             heidi.ashley@hsbc.com

Gareth Hewett                       +852 2822 4929                       garethhewett@hsbc.com.hk

Disclaimers

This announcement does not constitute an offer of any securities for sale. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the United States. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors.

In particular, in August 2014, the United Kingdom Financial Conduct Authority (the "FCA") published the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 which took effect on 1 October 2014 through rules set out in the FCA's Conduct of Business Sourcebook ("COBS") at COBS 22 (as amended or replaced from time to time). Under the rules set out in COBS 22 (as amended or replaced from time to time), certain contingent write-down or convertible securities, such as the Securities, must not be sold to retail clients in the EEA and nothing may be done that would or might result in the buying of such securities or the holding of a beneficial interest in such securities by a retail client in the EEA (in each case within the meaning of COBS 22), other than in accordance with the limited exemptions set out in COBS 22.

The Company and the Underwriters are required to comply with COBS 22. By purchasing, or making or accepting an offer to purchase, any Securities from the Company and/or the Underwriters, each prospective investor represents, warrants, agrees with and undertakes to the Company and each of the Underwriters that:

(i) it is not a retail client in the EEA (as defined in COBS 22);

(ii)        whether or not subject to COBS 22, it will not sell or offer the Securities to retail clients in the EEA or do anything (including the distribution of the Prospectus or the Prospectus Supplement) that would or might result in the              buying of the Securities or the holding of a beneficial interest in the Securities by a retail client in the EEA (in each case within the meaning of COBS 22), other than (i) in relation to any sale of or offer to sell Securities to a              retail client in or resident in the United Kingdom, in circumstances that do not and will not give rise to a contravention of COBS 22 by any person and/or (ii) in relation to any sale of or offer to sell Securities to a retail client              in any EEA member state other than the United Kingdom, where (a) it has conducted an assessment and concluded that the relevant retail client understands the risks of an investment in the Securities and is able to bear             the potential losses involved in an investment in the Securities and (b) it has at all times acted in relation to such sale or offer in compliance with the Markets in Financial Securities Directive (2004/39/EC) ("MiFID") to the             extent it applies to it or, to the extent MiFID does not apply to it, in a manner which would be in compliance with MiFID if it were to apply to it; and

(iii)       it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Securities, including any such             laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities from the Company and/or the Underwriters the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group has an international network of over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, the Middle East and North Africa. With assets of US$ 2,634 billion as at 31 December 2014, the HSBC Group is one of the world's largest banking and financial services organisations.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 24 March 2015